[ROGERS & HARDIN LLP LETTERHEAD]

WRITER’S DIRECT DIAL NUMBER (404) 420-4646 WRITER’S E-MAIL ADDRESS LAG@RH-LAW.COM
April 19, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs, Esq.
Re:	Verso Technologies, Inc. Registration Statement on Form S-3 Filed August 24, 2005 File No. 333-127817
Ladies and Gentlemen:
     On behalf of Verso Technologies, Inc. (the “Company”) and in accordance with Rule 472(a) under the Securities Act of 1933, as amended, we transmit herewith for filing a conformed copy of the Company’s Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-3 (No. 333-127817) filed on August 24, 2005, including exhibits thereto (the “Registration Statement”). The Amendment has been marked to show the changes effected to the Registration Statement in accordance with Rule 310 of Regulation S-T.
     The Amendment is being filed with the Commission primarily in response to comments of the Staff contained in the letter from Barbara C. Jacobs to Steven A. Odom dated September 19, 2005. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s September 19, 2005 comment letter. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Amendment.
General
     1.      The Company has responded to the Staff comments with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and related filings, and the Staff has informed the Company by letter dated March 2, 2006 that the Staff has completed its review thereof and has no further comments at this time.

Securities and Exchange Commission
April 19, 2006

Registration Statement on Form S-3
Prospectus Cover Page
     2.      As requested by the Staff, the prospectus cover page has been revised to disclose the Company’s concurrent offerings on Form S-3 and to state the number of shares currently being offered thereunder.
Where You Can Find More Information, page 8
     3.      As requested by the Staff, “Where You Can Find More Information” has been revised to include all filings that are required to be incorporated by reference.
Selling Shareholders, page 13
     4.      As requested by the Staff, “Selling Shareholders” has been revised to describe the material changes made to the debentures since their original issuance in 2000, including adjustments made to the conversion price thereof and the assignment of the debentures to the current holders thereof.
     5.      As requested by the Staff, “Selling Shareholders” has been revised to clarify which shares issuable upon conversion of the debentures are being registered.
     6.      As requested by the Staff, “Selling Shareholders” has been revised to disclose the material terms of the February 24, 2004 warrant and debenture discussed in footnote 8 and the amendment to the debentures.
     7.      As requested by the Staff, “Selling Shareholders” has been revised to discuss the material terms of the provision of the warrants that require the Company to apply the net proceeds from the exercise thereof to the Company’s payment obligations under the debentures.
Exhibit Index
     8.      As requested by the Staff, the Exhibit Index has been revised to include the Convertible Debenture and Warrant Purchase Agreement and to modify the date of the Form 8-K to which the form of debenture was filed as an exhibit.

Securities and Exchange Commission
April 19, 2006

     Any comments or questions regarding this letter should be directed to the undersigned at Rogers & Hardin LLP, 2700 International Tower, 229 Peachtree Street, N.E., Atlanta, Georgia 30303, telephone (404) 420-4646, facsimile (404) 525-2224. We appreciate your prompt attention to this matter.
Sincerely,
/s/ Lori A. Gelchion
Lori A. Gelchion
cc:	Adam Halper, Esq. Sara Kalin, Esq.